# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 W Airport Road,, Stillwater, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-001261
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 444,353; shared voting power 0; sole dispositive power 444,353; shared dispositive power 0; aggregate amount beneficially owned 444,353 (0.5% of the class)
  Comment: See Item 2 for additional information.
- Newtyn TE Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 274,386; shared voting power 0; sole dispositive power 274,386; shared dispositive power 0; aggregate amount beneficially owned 274,386 (0.3% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W Airport Road, Stillwater, OK 74075

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by (i) Newtyn Management, LLC, a New York limited liability company ("Newtyn Management"), and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE and Newtyn Partners, LP, a Delaware limited partnership ("NP").

As of June 30, 2025, NTE held 154,374 shares of Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), convertible into 274,386 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of USA Rare Earth, Inc. (the "Issuer") and NP held 95,626 shares of Series A Preferred Stock convertible into 169,967 shares of Common Stock of the Issuer. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of June 30, 2025, Newtyn Management may be deemed to beneficially own the 250,000 shares of Series A Preferred Stock convertible into 444,353 shares of Common Stock of the Issuer held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon 94,704,077 shares of Common Stock of the Issuer issued and outstanding as of June 13, 2025, based on information reported by the Issuer in its Rule 424(b)(3) Prospectus filed with the Securities and Exchange Commission on July 2, 2025.

As of June 30, 2025, NTE held 648,250 Preferred Investor Warrants to purchase up to 648,250 shares of Common Stock of the Issuer and NP held 402,171 Preferred Investor Warrants to purchase up to 402,171 shares of Common Stock of the Issuer. The exercise of the Preferred Investor Warrants was subject to the registration of the underlying shares of Common Stock pursuant to an effective registration statement. As of June 30, 2025, the Preferred Investor Warrants were not exercisable as the underlying shares of Common Stock were not registered pursuant to an effective registration statement. As a result, the Reporting Persons are not deemed to have beneficial ownership of the underlying shares of Common Stock as of June 30, 2025.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 60 East 42nd Street, 9th Floor, New York, NY 10165.
Citizenship: Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management, LLC - 444,353.00
Newtyn TE Partners, LP - 274,386.00
Percent of class:
Newtyn Management, LLC - 0.5 %
Newtyn TE Partners, LP - 0.3 %
Sole power to vote or to direct the vote:
Newtyn Management, LLC - 444,353.00
Newtyn TE Partners, LP - 274,386.00
Shared power to vote or to direct the vote:
Newtyn Management, LLC - 0.00
Newtyn TE Partners, LP - 0.00
Sole power to dispose or to direct the disposition:
Newtyn Management, LLC - 444,353.00
Newtyn TE Partners, LP - 274,386.00
Shared power to dispose or to direct the disposition:
Newtyn Management, LLC - 0.00
Newtyn TE Partners, LP - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement, dated January 7, 2025, by and among Newtyn Management, LLC and Newtyn TE Partners, LP (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on January 7, 2025).

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (08/14/2025)
- Newtyn TE Partners, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (08/14/2025)